United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Berkshire Hathaway Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Berkshire Hathaway Inc.

RE: The case to vote FOR Shareholder Proposals No. 8 and No. 9 on the 2023 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposals No. 8 and No. 9 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Shareholder Proposals No. 8 and No. 9 on the 2023 Proxy Ballot for Berkshire Hathaway Inc. (“Berkshire Hathaway” or “Company”).

The Resolved clause of Proposal No. 8, sponsored by NLPC, states:

Shareholders request the Board of Directors adopt as policy, and amend the governing documents as necessary, to require hereafter that that two separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board: The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board may select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board seeks an Independent Chairman of the Board.

The Chairman shall not be a former CEO of the company.

Selection of the Chairman of the Board shall be consistent with applicable law and existing contracts.

The Resolved clause of Proposal No. 9, sponsored by American Conservative Values ETF, states:

Shareholders request that the Board of Directors encourage a Senior Management Commitment at Berkshire Hathaway and its portfolio companies to avoid supporting or taking a public position on any controversial social or political issues (collectively “political speech”), without having previously, comprehensively and without bias justified by action on the basis of underlying business strategy, exigencies, and priorities.

Summary

Warren Buffett is one of the most extraordinary investors of our generation. As seen in Berkshire Hathaway’s most recent annual letter, the Company has outperformed the S&P 500 index by many multiples under Mr. Buffett’s leadership. Nicknamed the Oracle of Omaha, Mr. Buffett has been touted as one of the best investors in history. Despite his achievements, we believe that Berkshire Hathaway would be even more successful by separating the roles of Board Chair and CEO between two executives.

As has been long recognized under the American form of government, separation of powers, and checks and balances, are healthy practices. When it comes to leadership of public corporations, which are owned by a broad ideological and economic spectrum of shareholders, those practices also enhance accountability and self-examination. While not perfectly analogous to a representative republic form of democracy, the separation of responsibilities between a chief executive officer and a chair of the board enables each to focus on critical matters that fall under their respective purviews.

At the same time, one person occupying both the Chair and CEO roles infuses that leader with an inordinate amount of insufficiently checked power. As we cite from the Council of Institutional Investors in our proposal’s supporting statement, “A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board.”

As the legendary late ITT Corporation CEO Harold Geneen wrote in his 1984 book Managing:1

If the board of directors is really there to represent the interests of the stockholders, what is the chief executive doing on the board? Doesn’t he have a conflict of interest? He’s the professional manager. He cannot represent the shareholders and impartially sit in judgment of himself.

And as two business law professors argued in the Harvard Business Review, “letting the CEO chair the board can compromise board discussion quality, weakening the corporation’s risk management ability.”2

The HBR co-authors, Joseph Mandato of Stanford University and William Devine of Menlo College, cite as examples “debacles” from recent years at Boeing, WeWork and Facebook (now Meta), in which they argue that a board of directors might be less willing to challenge a Chair and CEO, if both are the same person.

“A CEO feedback session whose import is underscored by having the CEO’s organizational equal—i.e., the board chair—conduct it is not possible, of course, when the board chair is the CEO,” the co-authors wrote. “This makes it harder to check a top exec steering the corporation astray.”

While Berkshire Hathaway believes Mr. Buffett should continue to hold both roles of CEO and Board Chair due to his 31.5 percent voting interest in the Company, we argue that a separate Chair would aid Berkshire Hathaway’s transition plan and approach to managing companies in its portfolio.

An underwhelming succession plan

Mr. Buffett has been the leader and face of Berkshire Hathaway since 1965 and, given his influence and authority within the company, we question the thoroughness and effectiveness of the existing succession plan. Despite the fact that “succession events can be anticipated years in

1 Geneen, Harold. “Managing,” Doubleday, January 1, 1984.

2 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.

advance”3 and that “a successful (succession plan) is largely within a company’s control,”4 a Harvard Business Review article points out that “transitions from ‘iconic’ CEOs are often riskiest.”5 Considering Mr. Buffett is one of the most iconic names in corporate America, that makes succession at the Company more challenging.

As seen in recent history, such as with Disney and Starbucks, transitions from fabled corporate leaders are often ineffective and short-lived. Typically, “successors of longstanding CEOs typically have shorter tenures and worse financial performance, and they’re often forced out,” notes the Harvard Business Review article.6 Issues arise from the board “either wait(ing) too long to start a formal process or leav(ing) the process in the hands of the incumbent CEO without asking enough of the uncomfortable questions.”7 Despite good intentions, “having the incumbent CEO driving the succession process is akin to having the best surgeon performing surgery on themself – a risky proposition.”8 This is the precise course Berkshire Hathaway is charted on.

There are few who have reached the levels of success and financial wealth Mr. Buffett has. This has allowed him to gain a significant amount of authority within Berkshire Hathaway. Due to his success, Mr. Buffett “probably has more autonomy than any CEO of a major company in the country.”[9] Berkshire Hathaway clearly views Mr. Buffett differently than a leader of any other company, stating that “as long as Mr. Buffett is Berkshire’s CEO, he should continue as Board Chair and as Berkshire’s CEO… once Mr. Buffett is no longer Berkshire’s CEO, a non-management director should be named Board chair.”[10] The existing concentration of power in the Company could make for a difficult transition once Mr. Buffett is gone and, as a Barron’s article stated, Charlie Munger and Mr. Buffett “aren’t Berkshire’s future.”[11]

Mr. Buffett’s recommended replacement as Chairman of the Board is his son, Howard Buffett, who has little investment management experience. As an operator of farmland and farm

3 Botelho, Hayden, and Wright. “Beware the transition from an iconic CEO,” Harvard Business Review, February 1, 2023. See https://hbr.org/2023/02/beware-the-transition-from-an-iconic-ceo.

4 Ibid.

5 Ibid.

6 Ibid.

7 Ibid.

8 Ibid.

9 Bary, Andrew. “Berkshire proxy underscores that Buffett still runs the show,” Barron’s, March 19, 2023. See https://www.barrons.com/articles/berkshire-buffett-proxy-banks-3abbbfd0.

10 “Berkshire Hathaway, Inc: 2022 Proxy Statement,” Berkshire Hathaway, Inc., March 17, 2023. See https://www.sec.gov/Archives/edgar/data/1067983/000119312523073948/d362436ddef14a.htm?__source=newsletter%7Cwarrenbuffettwatch.

11 Bary, Andrew. “Warren Buffett’s letter ducked some big issues. What he should have said,” Barron’s, February 28, 2023. See https://www.barrons.com/articles/warren-buffett-berkshire-hathaway-shareholder-letter-82432113.

ventures, Mr. Howard Buffett is one of the only directors on the Board to not have a formal role in investment management or in a C-suite corporate role.

Meanwhile, Greg Abel has been chosen to succeed Mr. Buffett as CEO, while Todd Combs and Ted Weschler are expected to run the Company’s investment portfolio. Someone will need to fill the role of Chief Risk Officer, a title that Mr. Buffett also holds.12 As Mr. Abel attempts to uphold the reputation of Berkshire Hathaway, Mr. Combs and Mr. Weschler will have increased responsibility once Mr. Buffett leaves his roles, as the pair currently manage $34 billion of Berkshire Hathaway’s investment portfolio as of year-end 2021, which represents less than 10 percent of the total portfolio.13

Berkshire Hathaway’s corporate governance strategy is built around Mr. Buffett, but “Berkshire’s challenge when Buffett is gone will be to shift its governance strategy from being built around Buffett to being built around the company,” as Brian Baker of the Virtus Global Center for Corporate Governance argues.14 Given his age, Berkshire Hathaway should create corporate governance policies that are no longer centered on Mr. Buffett, but are designed for the long-term success of the Company and the new management team. The longer the Company waits to craft corporate governance around the new leadership, the higher the probability of an unsuccessful transition, such as what happened with Disney and Starbucks. Transitioning starts by separating the roles of CEO and Board chair, which the Company has already stated it intends to do.

Questioning Mr. Buffett’s reticence to hold companies accountable

Mr. Buffett described his approach to executive management of corporations held by Berkshire Hathaway during the Company’s annual meeting last year: “They’re in charge of their own business.”15 However, several of those CEOs have inserted themselves in political controversies that can hurt their businesses. Berkshire Hathaway holdings such as Coca-Cola, Bank of America, and Apple have suffered consequences – reputational and otherwise – for political stances they have taken, nearly all of which have been unnecessary. Examples include:

-Criticizing Georgia’s election integrity law that improved voter accountability while retaining strong turnout results, as was seen in the 2022 midterms;16

12 Otani, Akane. “Warren Buffett is still setting Berkshire’s direction. For how much longer?” The Wall Street Journal, April 30, 2022. See https://www.wsj.com/articles/warren-buffett-is-still-setting-berkshires-direction-for-how-much-longer-11651224611.

13 Buffett, Warren. “Berkshire Hathaway Inc. shareholder letters: 2021,” Berkshire Hathaway Inc., February 26, 2022. See https://www.berkshirehathaway.com/letters/2021ltr.pdf.

14 Baker, Brian. “Berkshire Hathaway’s governance unique among public companies,” Virtus Global Center for Corporate Governance. See https://www.virtusgccg.org/berkshire-hathaway-s-governance-unique-among-public-companies.html.

15 “Warren Buffet Archive: 2022 Annual Meeting,” CNBC, May 2, 2022. See https://buffett.cnbc.com/video/2022/05/02/morning-session---2022-meeting.html.

16 “Bank of America, Coca-Cola backpedal from Georgia election law criticism,” National Center for Public Policy Research, April 20, 2021. See https://nationalcenter.org/ncppr/2021/04/20/bank-of-america-coca-cola-backpedal-from-georgia-election-law-criticism/.

-Supporting the Black Lives Matter movement that inspired violent protests and anti-police messaging that has led to the hollowing-out of several major U.S. cities;17

-Creating and promoting discriminatory trainings and programs;18 19

-Engaging and promoting “woke” and anti-capitalistic organizations, such as the World Economic Forum.20

As shareholders, we are surprised that Mr. Buffett holds executives of the companies, where Berkshire Hathaway has holdings, to a different standard than he holds himself to. On the topic of his political viewpoints, Mr. Buffett stated, “You can make a whole lot more people sustainably mad than you can make temporarily happy by speaking out on any subject, and, on certain subjects, they will take it out on our companies.”21 In some cases, he acknowledged that speaking out of his political conviction would mean that “the people employed by us, some of them we would end up letting go, meaning that the shareholders get hurt.”22 Though Berkshire Hathaway has generated strong returns over the long-term, this dilemma has impacted several of the companies where Berkshire Hathaway is deeply invested.

We believe the Company should adopt Mr. Buffett’s personal policy to influence the Berkshire Hathaway-backed CEOs and boards who speak out and use their companies’ resources for political purposes. Mr. Buffett has said that he refuses to “go around and take positions” that would hurt employees of Berkshire Hathaway, but rather says that “if I want to do that, I should quit my job… If I think my citizenship and speaking out is that important, I’ll give up what I love the most, which is this job.”23

The Company should go further and evaluate the actions of boards and CEOs where it is significantly invested. As an influential investor and public figure, Mr. Buffett could share with them his own principles to emphasize neutrality as a corporate leader. For Berkshire Hathaway itself, meanwhile, an independent chair could also help hold key leaders accountable as they guide companies towards increased political neutrality and financial profitability.

Another argument for an independent chair policy at Berkshire Hathaway is the fact that the company’s identity is Mr. Buffett, whether he likes it or not (we think he does). The consequence

17 Colton, Emma. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

18 November 7, 2022. “How business giants get lower interest rates for meeting diversity quotas,” Washington Free Beacon, November 7, 2022. See https://freebeacon.com/latest-news/how-business-giants-get-lower-interest-rates-for-meeting-diversity-quotas/.

19 Abbott, Joel. “Coca-Cola holds ‘anti-racist’ training that instructs employees to ‘be less white,’ according to whistleblower with receipts,” Not the Bee, February 20, 2021. See https://notthebee.com/article/coca-cola-holds-anti-racist-training-that-tells-employees-be-less-white.

20 Carlson, Tucker. “Tucker Carlson: World Economic Forum exists to ‘destroy national economies,’” Fox News, January 18, 2023. See https://www.foxnews.com/opinion/tucker-carlson-world-economic-forum-exists-destroy-national-economies.

21 “Warren Buffet Archive: 2022 Annual Meeting,” CNBC, May 2, 2022. See https://buffett.cnbc.com/video/2022/05/02/morning-session---2022-meeting.html.

22 Ibid.

23 Ibid.

of this entanglement is the perception that his engagement on controversial issues is endorsed by the Company – a view that Mr. Buffett says he does not want.

For example, Mr. Buffett’s noteworthy support for controversial and divisive political issues include:

-

donating a large portion of his wealth – a “massive influx of money,” estimated to be between $70 billion and $100 billion – to the Susan Thompson Buffett Foundation, which pushes a pro-abortion agenda.[24] Mr. Buffett advocates population control and has been called the “backbone” of funding the abortion movement, with the charity named for his late wife known as a “Large Anonymous Donor” to pro-abortion movements;[25]

-donating $30 billion dollars to the Bill and Melinda Gates Foundation during his 15 years as a trustee.26 As Mr. Gates tweeted, “although the foundation bears our names, basically half our resources have come from Warren Buffett.”27 The foundation has funded the promotion of critical race theory in 72 school districts across the country from 2017-2022;28 an “anti-racist” math curriculum;29 initiatives that push for transitioning to clean energy and fighting climate change;30 Joe Biden’s presidential campaign and anti-Donald Trump advocacy groups;31 and other philanthropic activities that are the “source of the infection” for America’s cancer of “woke culture;”32

24 Zilber, Ariel. “Warren Buffett ‘could stiff Bill Gates by steering billion to his own abortion-rights charity’: report,” New York Post, June 21, 2022. See https://nypost.com/2022/06/21/warren-buffett-could-stiff-bill-gates-by-steering-billions-to-his-own-abortion-rights-charity/.

25 Littlefield, Amy. “The fight for abortion after Roe falls,” The Nation, May 16, 2022. See https://www.thenation.com/article/society/roe-abortion-grassroots/.

26 Ibid.

27 Dumas, Breck. “Bill Gates vows to donate ‘virtually all’ his wealth,” Fox Business, July 13, 2022. See https://www.foxbusiness.com/business-leaders/bill-gates-vows-to-donate-virtually-all-his-wealth.

28 Barton, Ethan. “Exclusive: Liberal foundations funnel millions to red states for woke schools programs; parents demand change,” Fox News, December 13, 2022. See https://www.foxnews.com/us/exclusive-liberal-foundations-funnel-millions-red-states-woke-schools-programs-parents-demand-change.

29 Nester, Alex. “Bill and Melinda Gates Foundation behind ‘anti-racist’ math push,” Washington Free Beacon, February 17, 2021. See https://freebeacon.com/latest-news/bill-and-melinda-gates-foundation-behind-anti-racist-math-push/.

30 Silverstein, Joe. “Bill Gates reveals his involvement in pushing through climate bill in interview with Bloomberg,” Fox News, August 17, 2022. See https://www.foxnews.com/media/bill-gates-reveals-involvement-pushing-through-climate-bill-interview-bloomberg.

31 Jaeger, Robbie. “Gates Foundation was major donor to pro-Biden ‘dark money’ network,” Sludge, September 14, 2021. See https://readsludge.com/2021/09/14/gates-foundation-was-major-donor-to-pro-biden-dark-money-network/.

32 Rendon, Jim. “The Philanthropy Roundtable’s CEO opposes ‘woke philanthropy,’ prompting some grant makers to flee and others to give more,” The Chronicle of Philanthropy, September 8, 2021. See https://www.philanthropy.com/article/the-philanthropy-roundtables-ceo-opposes-woke-philanthropy-prompting-some-grant-makes-to-flee-and-others-to-give-more.

-providing an initial donation of $1 billion to the NoVo Foundation, which is controlled by his son Peter and his daughter-in-law Jennifer. The foundation provides funding for “left-of-center groups advocating for abortion, LGBT interests, and liberal economics,” as well as the anti-law enforcement Black Lives Matter movement.33

It can be argued that Mr. Buffett’s actions and donations speak louder than any of his words when it comes to the political causes he supports, whether personally or professionally, since his identity and Berkshire Hathaway’s are so intertwined. That he seeks to present at least a nominal image of separation between the two speaks to some concern he has for the influence that political stances have on a company’s performance. He should follow his own recommendations, employing the significant influence he wields, and advise CEOs like Coca-Cola’s James Quincey and American Express’s Stephen Squeri to avoid divisive political issues, under their companies’ nameplates, as much as possible. He need look no further than the disastrous consequences of Anheuser-Busch’s deployment of transgender activist Dylan Mulvaney as a spokesman for an example of why companies should avoid divisive issues.[34]

Response to our proposal for an independent chair

Feedback to our proposal to separate the roles of CEO and Board Chair has focused on the potential impairment of Berkshire Hathaway’s efficiency and leadership.

Lawrence Cunningham, a former lawyer and professor who currently acts as director on several corporate boards, stated that having Mr. Buffett serve as both Chair and CEO allows “Berkshire (to act) quickly upon acquisition opportunities. The company conducts scant due diligence and promises autonomy and permanence post-acquisition.”35 This expedited due diligence process and autonomy allows Mr. Buffett to act faster, but for individuals with less experience than Mr. Buffett, it could increase the likelihood of omitting key due diligence items that require analysis.

Mr. Cunningham also believes that “at companies with iconic leaders and unique cultures, like Berkshire, it can pay for a single person to be the company’s face and voice.”36 Mr. Buffett’s

33 “NoVo Foundation,” Influence Watch, Accessed April 19, 2023. See https://www.influencewatch.org/non-profit/novo-foundation/.

34 “Anheuser-Busch sheds roughly $5 billion in value since Bud Light’s Dylan Mulvaney pact sparked outrage,” Fox News, April 13, 2023. See https://www.fox4news.com/news/anheuser-busch-sheds-roughly-5-billion-in-value-since-bud-lights-dylan-mulvaney-pact-sparked-outrage.

35 Cunningham, Lawrence. “Opinion: dump Buffett as Berkshire’s chairman? That’s exactly what’s wrong with so many shareholder proposals this year,” MarketWatch, April 30, 2022. See https://www.marketwatch.com/story/dump-buffett-as-berkshires-chairman-thats-exactly-whats-wrong-with-so-many-shareholder-proposals-this-year-11651019293.

36 Ibid.

cult-like following is a testament to the unique success of this strategy, but his planned successors do not have a similar reputation with the public. As previously mentioned, the less time Mr. Buffett’s successors have to develop a rapport with Berkshire Hathaway’s shareholders, the less trust investors will have in them. Though Mr. Buffett has expressed support for his successors, shareholders also need to be convinced that they can effectively manage the Company.

In Berkshire Hathaway’s response to our proposal, it simply cites the belief that Mr. Buffett should retain the positions of CEO and Board Chair, also mentioning his roughly one-third voting interest in the Company. Is his significant existing control over the Company a good reason to further concentrate power? We believe Mr. Buffett’s ownership stake in Berkshire Hathaway indeed aligns his interests with the Company’s, since it has allowed him to live on his moderate salary of $100,000 plus personal and home security expenses. However, it is not an excuse to delay the implementation of appropriate corporate accountability and oversight, especially as his successor looms (or successors loom).

Outside of Berkshire Hathaway’s refusal to separate the roles of Chair and CEO, the Company has refused the Securities and Exchange Commission’s request to implement further changes to their corporate governance policies. The SEC requested that Berkshire Hathaway “‘expand’ on the leadership role of the lead independent director and whether she could represent the board in ‘communications with shareholders and other stakeholders.’”37 Berkshire Hathaway’s answer was no. This runs against the practice of numerous other publicly traded companies with lead independent directors where the Chair and CEO roles are combined. Berkshire Hathaway has simply preferred Mr. Buffett, aided by Mr. Munger’s occasional comments, to lead the Company, further concentrating power.

Conclusion

Despite its publicized transition plan, it is clear that “Berkshire remains Buffett’s show.”38 Berkshire Hathaway explains that “once Mr. Buffett is no longer Berkshire’s CEO, a non-management director should be named board chair.”39 The proposed replacement as the non-executive chair is one of Mr. Buffett’s sons, Howard, an individual with no notable experience managing investments or working as a C-suite executive, while the individuals taking over the entire investment portfolio currently manage 10 percent of the Company’s assets. Considering Mr. Buffett’s outsized influence in the Company and with its public profile, we believe it is imperative to implement structures to initiate a smoother transition, beginning with the separation of the roles of CEO and Board Chair.

Despite not frequently voicing his opinions, Mr. Buffett consistently finances “woke” and anti-capitalistic groups. Though Berkshire Hathaway itself has not faced significant repercussions,

37 Bary, Andrew. “Berkshire proxy underscores that Buffett still runs the show,” Barron’s, March 19, 2023. See https://www.barrons.com/articles/berkshire-buffett-proxy-banks-3abbbfd0.

38 Ibid.

39 Chiglinsky, K. and Winters, P. “Buffett gets rare rebuke as Calpers urges new chair at Berkshire,” Bloomberg, April 19, 2022. See https://www.bloomberg.com/news/articles/2022-04-20/u-s-pension-giant-to-vote-to-replace-buffett-as-berkshire-chair.

several of the companies where it invests have faced backlash as a result of promoting and pushing divisive political issues and implementing harmful employment policies, like worker training invoking Critical Race Theory. We are convinced that corporate political neutrality is critical and believe that having an unrelated, independent Board Chair for Berkshire Hathaway will result in better accountability for Mr. Buffett’s actions, and could improve the impending transition for the Company.

The Company has already stated it intends to separate the roles once Mr. Buffett moves on. The reasons are many to start the process immediately.

Therefore, NLPC urges shareholders to vote “FOR” Proposals No. 8 and No. 9, on the 2023 Proxy Ballot for Berkshire Hathaway Inc.

Photo credits:

Page 2 – Warren Buffett, Fortune Live Media/Creative Commons

Page 4 – Investors lined up for Berkshire Hathaway meeting in 2009, TEDizen/Creative Commons

Page 7 – Warren Buffett & Barack Obama, White House

Page 8 – James Quincey, World Economic Forum/Creative Commons

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For questions regarding Proposals No. 8 (sponsor) and No. 9 (supporter) for the Berkshire Hathaway Inc. annual meeting, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.